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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 3 TO

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              YURIE SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

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                              YURIE SYSTEMS, INC.
                       (NAME OF PERSON FILING STATEMENT)

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                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

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                                   98871Q102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                            JOHN J. MCDONNELL, ESQ.
                         SECRETARY AND GENERAL COUNSEL
                              YURIE SYSTEMS, INC.
                            8301 PROFESSIONAL PLACE
                               LANDOVER, MD 20785
                                 (301) 352-4600
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

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                                   Copies to:
                         RICHARD A. STEINWURTZEL, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                    1001 PENNSYLVANIA AVE., N.W., SUITE 800
                          WASHINGTON, D.C. 20004-2505
                                 (202) 639-7000

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     This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated April 30, 1998 (the "Schedule 14D-9") with respect to the tender offer by Lucent Technologies Inc., a Delaware corporation ("Parent"), and Reindeer Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent (the "Purchaser"), to acquire all of the outstanding common stock, $.01 par value per share (the "Shares"), of Yurie Systems, Inc. (the "Company") at a price of $35.00 per Share, upon the terms and conditions set forth in the Offer to Purchase, dated April 30, 1998, and the related letter of transmittal. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9.



ITEM 4.  THE SOLICITATION OR RECOMMENDATION



     The response to Item 4(b), subtitled Background of the Offer; Reasons for the Recommendation, is hereby supplemented, by amending and restating the ninth paragraph under "Background of the Offer" as follows:







     On April 20, 1998, representatives of Parent met again with representatives of the Company to discuss various proposed acquisition structures. On the morning of April 20, Parent offered to purchase all of the outstanding shares of the Company for consideration valued at $34 per Share. Negotiations with respect to structure, price, the form of consideration and other material terms continued through the day. Following extensive negotiations, late on the evening of April 20, 1998, Parent agreed to increase its offer to $35 per Share in cash, subject to completion of due diligence, agreement on post-acquisition organizational structure, negotiation of a satisfactory merger agreement and other conditions. On the morning of April 21, 1998, representatives of Parent and the Company confirmed their agreement upon a price of $35 per share in cash.































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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          YURIE SYSTEMS, INC.


                                          By:

                                            /s/Harry J. Carr
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                                            Harry J. Carr
                                            President and Chief Operating
                                              Officer


Dated: May 19, 1998